EXHIBIT 99.1

Evaxion doses first patient in extension of phase 2 trial exploring the full potential of AI-designed personalized cancer vaccine EVX-01

  Generation of additional clinical data allows for a more comprehensive assessment of the full potential of EVX-01, while strengthening the already strong clinical data package
  Will provide insights into the durability of immune and clinical responses up to three years
  Extension phase enables exploration of EVX-01 as monotherapy, following initial combination with standard of care
  Minimal costs are associated with the extension as clinical sites are already running and the vaccines are produced
  The trial remains on track for two-year data readout in the second half of 2025

COPENHAGEN, Denmark, May 22, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, has dosed the first patient in its one-year extension of the ongoing phase 2 trial with its lead asset EVX-01. Designed with Evaxion’s AI-Immunology™ platform, EVX-01 is a personalized cancer vaccine currently being evaluated as a treatment for advanced melanoma (skin cancer).

The extension will further explore the full potential of EVX-01 as a possible new and innovative treatment of advanced melanoma, particularly its long-term clinical and immune benefits. The trial extension involves minimal cost as trial sites are running and the vaccine product has already been produced.

Having completed the initial two-year treatment, the first patient in the extension of the trial has now received the first additional dose of EVX-01. Patients entering the one-year extension of the trial will in total receive two additional EVX-01 doses as monotherapy.

In the first two years of the trial, EVX-01 was administered in combination with standard anti-PD-1 therapy (checkpoint inhibitors). With checkpoint inhibitor treatment restricted to a two-year duration, the extension phase provides an opportunity to evaluate the benefits of EVX-01 monotherapy. This could position EVX-01 as a potential standalone treatment for advanced melanoma.

“Extending the trial allows us to explore EVX-01’s potential beyond its combination use with checkpoint inhibitors. By studying EVX-01 as a monotherapy, we aim to assess the independent effects of EVX-01, including its induced immune response and clinical outcome. Given that checkpoint inhibitor therapy is not approved beyond two years of treatment, this additional EVX-01 treatment option could offer a meaningful option for patients”, says Birgitte Rønø, Chief Scientific Officer of Evaxion.

EVX-01 is designed with Evaxion’s AI-Immunology™ platform and tailored to target the unique tumor profile and immune characteristics of each individual patient. It engages the patient's immune system to fight off cancer by mounting a targeted response against tumors.

The phase 2 trial investigates EVX-01 in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with advanced melanoma (skin cancer). Each patient enrolled in the trial has received a unique vaccine designed and manufactured based on their individual biology. KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Convincing one-year phase 2 data
Initially planned to run for two years, the trial remains on track to yield two-year data for presentation in the second half of 2025. Convincing interim one-year data from the trial was presented at the European Society for Medical Oncology (ESMO) Congress in September 2024. Data demonstrated a 69% Overall Response Rate, reduction in tumor target lesions in 15 out of 16 patients, and a positive correlation between the AI-Immunology™ platform predictions and immune responses induced by the individual neoantigens in the EVX-01 vaccine (p=0.00013).

Further, 80% of EVX-01’s vaccine targets triggered a targeted immune response, as presented at American Association for Cancer Research (AACR) Annual Meeting in April 2025. This number compares very favorably to what is seen with other approaches.

About EVX-01
EVX-01 is a personalized peptide-based cancer vaccine intended for first-line treatment of multiple advanced solid cancers. It is Evaxion’s lead clinical asset.

EVX-01 is a personalized therapy designed with our AI-Immunology™ platform and is tailored to target the unique tumor profile and immune characteristics of each patient. It engages the patient's immune system to fight off cancer by mounting a targeted response against tumors.

In the completed phase 1/2a clinical trial (NCT03715985), assessing EVX-01 in combination with a PD-1 inhibitor, eight of twelve metastatic melanoma patients (67%) had objective clinical responses, with two complete and six partial responses.

In addition, vaccine-induced T cells were detected in all patients and a significant correlation between clinical response and the AI-Immunology™ predictions was observed, underlining the predictive power of the platform.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
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